Tonix Pharmaceuticals Holding Corp. 10-K

Exhibit 4.06

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT
TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of all material characteristics of our common stock as set forth in our articles of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and bylaws, each as amended, and to the provisions of Chapter 78 of the Nevada Revised Statutes, as amended (“NRS”).

Common Stock

We are authorized to issue up to 150,000,000 shares of our common stock, par value $0.001 per share.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of our common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of our common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as dissolution, merger or an amendment to our articles of incorporation. However, a two-thirds vote is required for stockholders to amend our bylaws.

Subject to the rights of holders of shares of our preferred stock, if any, the holders of our common stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares on our common stock from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share of our common stock entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over our common stock. Our common stock has no pre-emptive, subscription or conversion rights and there are no redemption provisions applicable to our common stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is vStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

DESCRIPTION OF PREFERRED STOCK

The following is a summary of all material characteristics of our preferred stock as set forth in our articles of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and bylaws, each as amended, and to the provisions of Chapter 78 of the Nevada Revised Statutes, as amended (“NRS”).

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, none of which are currently outstanding. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Nevada.

Terms of the Preferred Stock That We May Offer and Sell to You

We summarize below some of the provisions that will apply to the preferred stock that we may offer to you unless the applicable prospectus supplement provides otherwise. This summary may not contain all information that is important to you. You should read the prospectus supplement, which will contain additional information and which may update or change some of the information below. Prior to the issuance of a new series of preferred stock, we will further amend our articles of incorporation, as amended, designating the stock of that series and the terms of that series. We will file a copy of the certificate of designation that contains the terms of each new series of preferred stock with the Nevada Secretary of State and the SEC each time we issue a new series of preferred stock. Each certificate of designation will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable certificate of designation as well as our articles of incorporation, as amended, before deciding to buy shares of our preferred stock as described in the applicable prospectus supplement.

Our board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds, and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock.

The issuance of any preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of our board of directors to issue preferred stock could discourage, delay or prevent a takeover or other corporate action.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock, including, where applicable:

●	the designation, stated value and liquidation preference of such preferred stock;

●	the number of shares within the series;

●	the offering price;

●	the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

●	any redemption or sinking fund provisions;

●	the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;

●	the terms and conditions, if any, on which shares of such series shall be convertible or exchangeable for shares of our stock of any other class or classes, or other series of the same class;

●	the voting rights, if any, of shares of such series; the status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

●	the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us or any subsidiary, of the common stock or of any other class of our shares ranking junior to the shares of such series as to dividends or upon liquidation;

●	the conditions and restrictions, if any, on the creation of indebtedness by us or by any subsidiary, or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and

●	any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

The description of the terms of a particular series of preferred stock in the applicable prospectus supplement will not be complete. You should refer to the applicable amendment to our articles of incorporation, as amended, for complete information regarding a series of preferred stock.

The preferred stock will, when issued against payment of the consideration payable therefore, be fully paid and nonassessable.